July 7, 2022

Ryan Sutcliffe
U.S. Securities and Exchange Commission (the “SEC,” or the “Commission”)
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:  T. Rowe Price Exchange-Traded Funds, Inc. (Registrant)
on behalf of the following series:
  T. Rowe Price Floating Rate ETF
  T. Rowe Price U.S. High Yield ETF
  (each a “Fund” and together, “Funds”)
File Nos.: 333-235450/811-23494

Dear Mr. Sutcliffe:

The following is in response to your comments provided on June 16, 2022, regarding the Registrant’s registration statement filed on Form N-1A on May 12, 2022 (the “Registration Statement”). Your comments and our responses are set forth below. This response replaces the letter filed earlier the same day to provide an updated Response #24.

T. Rowe Price Floating Rate ETF and T. Rowe Price U.S. High Yield ETF

1.  Comment: Please file a redline of the Registration Statement or provide changes in response to these comments with context in the correspondence. The staff requests a response no later than five business days before filing is scheduled to be effective automatically. If this is not possible, then we request you file an amendment pursuant to 485(b) as needed until staff comments are resolved. Additionally, please fill in blanks, brackets, and otherwise missing information sufficiently in advance of effectiveness for review.

Response: The Registrant intends to comply with the requests by the staff and have provided any language changes herein on behalf of each Fund (additions underlined).

2. Comment: Please remove the paragraph:

The purpose of this Registration Statement is to register the Registrant under the Investment Company Act of 1940 and to register the shares of the Registrant under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a) may determine.

Response: The Registrant will remove the paragraph.

3.  Comment: In the Fees & Expense Table, please confirm that there are no fee reimbursement or recoupment arrangements.

Response: The Registrant confirms that neither Fund has a fee reimbursement or recoupment arrangement.

4.  Comment: For each Fund, the principal investment strategies discuss investing in below investment grade assets. Please note that below investment grade bonds are also known as junk and are speculative. We are aware that it is stated in the risks.

Response: The first paragraph of the summary section of the principal investment strategies of the U.S. High Yield prospectus states: “…high yield instruments, commonly referred to as ‘junk’...”

The Floating Rate prospectus, in the first paragraph of the summary section of the principal investment strategies, will be modified as follows (additions underlined): “Most, if not all, of the loans in which the fund invests are rated below investment grade (below BBB or an equivalent rating and commonly referred to as ‘junk’) or are not rated by established credit rating agencies.”

As noted, the discussion of risks of the strategy for each Fund state that below investment grade assets “should be considered speculative,” and are appropriately positioned in the risk section of each Fund’s prospectus, as required by Form N-1A. Accordingly, the Registrant respectfully declines to implement any further changes in response to this comment.

5. Comment: For each Fund, under principal risks of junk investing, if the fund plans to hold a significant amount of covenant lite loans, please revise your principal risks disclosure to include the heightened risks associated with covenant lite loans.

Response: Each Fund will add the following risk disclosures to prospectus as shown:

[Summary] Covenant lite loans Because covenant lite loans contain few or no financial maintenance covenants, they may not include terms that permit the lender of the loan to monitor the borrower’s financial performance and, if certain criteria are breached, declare a default, which would allow the lender to restructure the loan or take other action intended to help mitigate losses. As a result, the fund could experience relatively greater difficulty or delays in enforcing its rights on its holdings of covenant lite loans than its holdings of loans or securities with financial maintenance covenants, which may result in losses, especially during a downturn in the credit cycle.

[Statutory] Covenant lite loans Some of the loans in which the fund may invest or get exposure to through its investments in CDOs, CLOs, or other types of structured securities may be “covenant lite” loans, which means the loans contain fewer maintenance covenants than other loans (in some cases, none) and do not include terms which allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. An investment by the fund in a covenant lite loan may potentially hinder the ability to reprice credit risk associated with the issuer and reduce the ability to restructure a problematic loan and mitigate potential loss. The fund may also experience delays in enforcing its rights on its holdings of covenant lite loans. As a result of these risks, the fund’s exposure to losses may be increased, which could result in an adverse impact on the fund’s net income and NAV.

6. Comment: For each Fund, under principal risks regarding interest rates, please briefly define weighted average maturities or durations under Rule 421.

Response: The Registrant will amend each Fund’s interest rate risk in the statutory risk section as follows:

Generally, funds with longer weighted average maturities (i.e., an average of the maturities of the underlying debt instruments, “weighted” by the percentage of the fund’s assets it represents) and durations (i.e., the measure of the price sensitivity of a debt instrument to changes in interest rates) carry greater interest rate risk.

7. Comment: For each Fund, under principal investment strategies, each prospectus states “The fund may also invest up to 20% of its total assets in non-U.S. dollar-denominated investments (including instruments of issuers in emerging markets).” Please disclose each fund’s definition of emerging markets.

Response: Although each Fund may invest in securities of foreign issuers, investment in emerging markets is not a principal investment strategy of the Funds. Therefore, in each Fund’s summary and statutory prospectus, the references will be struck as shown below.

U.S. High Yield ETF: “The fund may also invest up to 20% of its total assets in non-U.S. dollar-denominated foreign instruments ~~(including securities of issuers in emerging markets)~~.”

Floating Rate ETF: “The fund may also invest up to 20% of its total assets in non-U.S. dollar-denominated investments ~~(including instruments of issuers in emerging markets)~~.”

8. Comment: For each Fund, under principal risks, please disclose where all or a portion of the ETFs underlying securities trade in a market that is closed when the market in which the ETFs shares are listed and trading in that market is open that there may be changes between the last quote from its closed foreign market and the value of such securities during the ETF’s domestic trading day. Please note that this in turn could leave differences between the market price of the ETF shares and the underlying value of those shares.

Response: The Registrant will amend the “Premiums and Discounts” section of each Fund’s prospectus as shown below (and Response #18):

To the extent securities held by the fund trade in a market that is closed when the exchange on which the fund’s shares trade is open, there may be deviations between the current price of a security and the last quoted price for the security in the closed foreign market. These adverse effects ~~in liquidity for fund shares~~ may in turn lead to wider bid/ask spread or premiums with the result that investors may receive less than the underlying value of the fund shares bought or sold or less.

9. Comment: For each Fund, under principal risks, please disclose that purchases and redemptions of creations primarily with cash rather than through in-kind delivery may cause the ETF to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemptions in-kind. Please disclose that these costs could be imposed on the ETF thus decreasing NAV to the extent that they are not offset by an AP transaction fee.

Response: The Registrant will amend the statutory risk regarding Authorized Participants in each Fund’s prospectus to add the following at the end of the risk:

If the fund effects its creations or redemptions at least partially or fully for cash, rather than in-kind securities, the fund may incur certain costs, including brokerage costs in connection with investing cash received and may recognize capital gains in connection with cash redemptions. In addition, costs could be imposed on the fund which would have the effect of decreasing the fund’s net asset value to the extent the costs are not offset by a transaction fee payable by an Authorized Participant.

The Registrant also notes that each Fund’s “Taxes on Fund Distributions” section discloses that “[a] fund, and a bond fund in particular, may redeem Creation Units in part or entirely in cash. As a result, it may have more capital gain distributions than it will if it redeems Creation Units in-kind.”

10. Comment: For each Fund, under the section, Investments in Other Investment Companies, to the extent will enter into fund-of-funds arrangements in reliance on 12d1-4, staff reminds the Fund that executed funds-of-funds investment agreements between the acquiring funds and all acquired funds must be filed as an exhibit to the registration statement.

Response: We acknowledge that any fund-of-funds investment agreements must be filed as an exhibit to the registration statement. However, the Funds are not a party to such an agreement and do not currently expect to serve as acquiring funds or acquired funds in reliance on Rule 12d1-4. Accordingly, the Registrant respectfully declines to implement any changes in response to this comment.

Statement of Additional Information of Each Fund (SAI)

11. Comment: Regarding acceptance of creation orders, the SAI states “The Corporation reserves the absolute right to reject or revoke acceptance of a creation order if: (i) the order is not in proper form; (ii) the investor(s) (including Authorized Participant, any beneficial owners, or group of related beneficial owners), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of that fund; (iii) the Deposit Securities or Deposit Cash, as applicable, delivered are not as disseminated through the facilities of the NSCC for that date by the Custodian; (iv) acceptance of the Deposit Securities would have certain adverse tax consequences to the fund; (v) acceptance of the Portfolio Deposit would, in the opinion of counsel, be unlawful; (vi) acceptance of the Portfolio Deposit would otherwise, in the discretion of the Corporation or the Adviser have an adverse effect on the Corporation or the rights of beneficial owners; or (vii) there exist circumstances outside the control of the Corporation that make it impossible to process creation orders for all practical purposes.”

Please delete the statement that the fund reserves the absolute right to reject or revoke acceptance of a creation order, including if the acceptance of the basket would have certain adverse tax consequences and if acceptance of the basket would otherwise, in the discretion of the fund, have an adverse effect on the fund or the rights of the fund’s beneficial owners. The staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in the recent proposal and adoption of Rule 6c-11, the Commission stated its belief that “an ETF may generally suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances…” Rel. 33-10515, 67-68. In adopting the rule, the Commission further noted that “If a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviations between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” Rel. 33-10695, P59. While the staff recognizes that, in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders. The staff believes that the disclosure in question is sufficiently broad to run counter to the commission’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Response: The Registrant will make the following changes:

The Corporation reserves the ~~absolute~~ right to reject or revoke acceptance of a creation order if: (i) the order is not in proper form; (ii) the investor(s) (including Authorized Participant, any beneficial owners, or group of related beneficial owners), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of that fund; (iii) the Deposit Securities or Deposit Cash, as applicable, delivered are not as disseminated through the facilities of the NSCC for that date by the Custodian; (iv) ~~acceptance of the Deposit Securities would have certain adverse tax consequences to the fund; (v)~~ acceptance of the Portfolio Deposit would, in the opinion of counsel, be unlawful; ~~(vi) acceptance of the Portfolio Deposit would otherwise, in the discretion of the Corporation or the Adviser have an adverse effect on the Corporation or the rights of beneficial owners;~~ or (vi~~i~~) there exist circumstances outside the control of the Corporation that make it impossible to process creation orders for all practical purposes.

12. Comment: In the SAI, under the industry concentration fundamental policy, please add “or group of industries” per Item 16 of N-1A and Section 8(b)(1) of the Investment Company Act of 1940 (“1940 Act”).

Response: We respectfully disagree. As previously explained, the Registrant respectfully submits that the restriction relating to concentration is consistent with Section 8(b)(1)(E) of the 1940 Act, Instruction 4 to Item 9(b)(1), and Item 16(c)(iv) of Form N-1A, which provide that a fund must disclose its policy with respect to concentrating investments in a particular industry or group of industries. None of the funds listed in policy 4(a) have a policy to concentrate their investments in any particular industry or group of industries. Rather, each fund’s policy with respect to industry concentration, as disclosed in the SAI, states that the funds will not concentrate their investments in “any one industry.”

Neither Section 8(b)(1)(E) of the 1940 Act, Instruction 4 to Item 9(b)(1), nor Item 16(c)(iv) of Form N-1A, require the funds to disclose a policy not to concentrate their investments with respect to both industries and groups of industries. The Registrant submit that the use of the term “or” in this context indicates that a fund must have a concentration policy with respect to particular industries or groups of industries. In addition, each fund’s concentration policy is consistent with concentration policies of other fund complexes. Further, defining “groups of industries” for a non-concentrated fund would be problematic because there are many different combinations of industries that would need to be monitored. The Registrant further notes that such language is not used in the concentration policy to avoid potential confusion as to what constitutes a “group,” as “group of industries” is not defined in the 1940 Act nor in any staff guidance.

Lastly, revising the family of funds’ industry concentration policies to include “group of industries” would materially impact each fund’s policy. In accordance with Section 8(b)(1)(E) of the 1940 Act, a fund’s industry concentration policy is considered fundamental, meaning that it cannot be changed without shareholder approval. As such, this change would not be permissible without first obtaining shareholder approval.

U.S. Floating Rate ETF Prospectus

13. Comment: (Floating Rate) Under principal risks regarding floating rate securities, please explain and disclose how the fund intends to meet short term liquidity needs which may arise as a result of this lengthy settlement period.

Response: The Fund will hold a portion of the portfolio in cash and other more liquid investments that enable the Fund to meet short term liquidity needs. In addition, the Registrant has implemented a liquidity risk management program pursuant to Rule 22e-4 under 1940 Act that is designed to assess and manage the Fund’s liquidity risk and to anticipate short term liquidity needs. Also, if needed, the Fund may relying on a joint committed line of credit that it intends to have available and that is designed to help meet short term liquidity needs. Finally, the Registrant includes the following disclosure in its prospectuses regarding the methods that each Fund typically expects to use to meet redemption requests, in the section, “Meeting Redemption Requests:”

The fund anticipates regularly meeting redemption requests by delivering a combination of in-kind redemptions and cash. The fund reserves the right to pay redemption proceeds to an Authorized Participant entirely or partly in cash.

Cash used for redemptions will be raised from the sale of portfolio assets or may come from existing holdings of cash or cash equivalents. The fund, along with other T. Rowe Price Funds, is a party to an interfund lending exemptive order received from the SEC that permits the T. Rowe Price Funds to borrow money from and/or lend money to other T. Rowe Price Funds to help the funds meet short-term redemptions and liquidity needs. In certain circumstances, the T. Rowe Price Funds may also meet redemption requests through an overdraft of the fund’s account with its custodian. During periods of deteriorating or stressed market conditions, when an increased portion of the fund’s portfolio may be composed of holdings with reduced liquidity or lengthy settlement periods, or during extraordinary or emergency circumstances, the fund may be more likely to pay redemption proceeds with cash obtained through interfund lending or short term borrowing arrangements (if available).

Under normal circumstances, the fund will pay out redemption proceeds to a redeeming Authorized Participant within two days after the Authorized Participant’s redemption request is received, in accordance with the process set forth in the fund’s SAI and in the agreement between the Authorized Participant and the fund’s distributor. However, the fund reserves the right, including under stressed market conditions, to take up to seven days after the receipt of a redemption request to pay an Authorized Participant, as permitted by the Investment Company Act of 1940. With respect to redemptions that include foreign investments, the fund may pay out redemption proceeds or deliver the securities up to 15 days after the receipt of a redemption request.

Accordingly, the Registrant respectfully declines to implement any changes in response to this comment.

14. Comment: (Floating Rate) Regarding principal risks, it appears that the fund will invest significantly in floating rate loans, unrated or distressed debt securities, and leveraged loans. Given the liquidity profile of these investments, please explain, as a supplemental response, how the fund determined that its investment strategy is appropriate for the open-end structure. Your response should include information concerning the relevant factors referenced in the adopting release Rule 22e-4 under the ’40 Act. Your response may also include general market data on the types of investments you intend to hold. See Investment Company Liquidity Risk Management Program, 1940 Act Rel. No. 32315, dated October 13, 2016, pages 154-155.

Response: The Fund’s Board of Directors, including a majority of the independent directors, approved a Liquidity Risk Management Program (“LRMP”) in accordance with Rule 22e-4 under the 1940 Act for the Fund. The administrator of the LRMP, the Fund’s Adviser, is responsible for assessing and managing the Fund’s liquidity risk. In so doing – and assessing the Fund’s liquidity risk at least annually – the Adviser considers a number of factors, including whether an investment strategy is appropriate for an open-end fund, the Fund’s investment strategy and liquidity of portfolio investments during both normal and reasonably foreseeable stressed conditions, short-term and long- term cash flow projections for the Fund during both normal and reasonably foreseeable stressed conditions, and the Fund’s holdings of cash and cash equivalents and its expected committed line of credit with a bank. These factors were evaluated with respect to the Fund’s investment strategy and it was determined that the strategy was appropriate for an open-end fund.

Additionally, in determining that it will be appropriate for an open-ended structure, the Adviser took into account the significant experience it has in managing and trading floating rate loans, unrated or distressed debt securities, and leveraged loans in an open-end structure. We note that the portfolio management team had not used an available line of credit on a similar strategy in a mutual fund. Based on this experience, the Adviser believes such products have demonstrated historical trading liquidity that is appropriate for an open-ended structure. Further, the Fund is expected to maintain a portion (up to 20%) of the portfolio in assets with shorter settlement times, such as bonds. The Fund is also subject to the 15% limitation on illiquid investments. However, the Fund has not begun investment operations and so does not have any specific holdings for which it could provide market data.

15. Comment: (Floating Rate) Under principal investment strategies, the prospectus states, “If the fund enters into a commitment with a borrower regarding a delayed draw term loan or bridge loan, the fund will be obligated on one or more dates in the future to lend the borrower monies (up to an aggregate stated amount) if called upon to do so by the borrower.” The disclosure suggests that the Fund will enter into unfunded commitment agreements. If so, please explain to the Staff the Fund’s reasonable belief that at the time it enters into such agreements that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements in each case as they come do. See Rule 18f-4(e)

Response: To the extent the Fund will invest in unfunded commitments, it will do so only if it reasonably believes, at the time it enters into such agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as they come due. In forming the reasonable belief, the fund will consider its reasonable expectations with respect to other obligations (including any obligation with respect to senior securities or redemptions) and will not take into account cash that may become available from the sale or disposition of any investment at a price that deviates significantly from the market value of those investments, or from issuing additional equity.

16. Comment: (Floating Rate) Under principal investment strategies, the prospectus states, “There is no limit on the fund’s investments in these securities [regarding zero coupon bonds].” Please explain to the staff how zero coupon bonds are floating rate securities. If not, please confirm that zero coupon bonds will be less than 20% of the Fund’s net-asset-value. Additionally, please explain and / or revise disclosure to clarify that the pay-in-kind bonds and loans will be fixed or floating rate and whether these securities will be part of the 80% bucket.

Response: In the paragraph, “Zero Coupon Bonds and Pay-in-Kind Bonds and Loans,” the Registrant will remove the sentence that states, “There is no limit on the fund’s investments in these securities.” Pay-in-kind debt securities may be fixed or floating rate. The Registrant confirms that the Fund will only count securities with a variable or floating rate toward the 80% names rule policy of the Fund.

17. Comment: (Floating Rate) Under principal risks, the prospectus states, “In the event of the insolvency of the lender selling a participation interest, the fund may be treated as a general creditor of the lender and may not benefit from any set-off between the lender and the borrower.” Please provide a plain English definition of “set-off.”

Response: The Registrant will amend the referenced language as follows (additions underlined): “In the event of the insolvency of the lender selling a participation interest, the fund may be treated as a general creditor of the lender and may not benefit from any set-off (i.e., the ability for the lender to seize the deposits of a debtor in default) between the lender and the borrower.”

18. Comment: (Floating Rate) Under principal risks, please disclose the risk that ETFs market price may deviate from the value of the ETF’s underlying portfolio holdings, particularly in times of market stress with the result that investors may pay more or receive less than the underlying value of the ETF’s shares. For clarity, consider disclosing that this could be reflected as a spread between the bid and ask prices for the ETF quoted during the day or a premium/discount in the closing price.

Response: The disclosure in the “Premiums and Discounts” (as shown below and as amended per Response #8) section provides such disclosure. Accordingly, the Registrant respectfully declines to implement any changes in response to this comment.

Premiums and Discounts A premium is the amount that a fund is trading above the reported NAV, expressed as a percentage of the NAV. A discount is the amount that a fund is trading below the reported NAV, expressed as a percentage of the NAV. The fund’s premium/discount is calculated daily as of the end of a trading day based on the Closing Price or, if more accurate, the Bid/Ask Price on a given trading day. A discount or premium could be significant. The NAV of a fund will fluctuate with changes in the market value of its portfolio holdings. The Market Price of a fund will fluctuate in accordance with changes in its NAV, as well as market supply and demand. In stressed market conditions, the market for fund shares may become less liquid in response to deteriorating liquidity in the markets for the fund’s underlying portfolio holdings. To the extent securities held by the fund trade in a market that is closed when the exchange on which the fund’s shares trade is open, there may be deviations between the current price of a security and the last quoted price for the security in the closed foreign market. These adverse effects may in turn lead to wider bid/ask spread or premiums with the result that investors may receive less than the underlying value of the fund shares bought or sold or less. Information regarding the fund’s premiums and discounts can be found at troweprice.com.

19. Comment: (Floating Rate) The principal investment strategies on ESG states, “The Firm integrates environmental, social, and governance (ESG) factors into its investment research process when applicable.” What does “when applicable” mean? Please provide greater specificity as to when and how ESG is factored in.

Response: We will remove the referenced paragraph (below) on ESG from the Fund’s prospectus:

The Firm integrates environmental, social, and governance (ESG) factors into its investment research process when applicable. While ESG matters vary widely, we generally consider ESG to mean: Environmental or “E” matters, such as climate change, resource depletion, waste, pollution, or deforestation; Social or “S” matters, such as companies’ relationships with their employees and suppliers, including labor standards, diversity, and human rights issues; and Governance or “G” matters, such as shareholder rights, bribery and corruption, executive pay, and board composition. We focus on the ESG factors we consider most likely to have a material impact on the performance of the holdings in the fund’s portfolio.

20. Comment: (Floating Rate), please explain why there is no ESG risk.

Response: We will remove references to ESG from the prospectus.

U.S. High Yield ETF Prospectus

21. Comment: (US High Yield) In reference to the principal investment strategy statement: “Most assets will typically be invested in U.S. dollar-denominated floating rate loans and debt instruments, including U.S. dollar-denominated bonds or loans of foreign issuers or lenders.” A fund with a name suggesting investing in certain countries or geographic regions must have a policy to invest at least 80% of its assets in investments that are tied economically to a particular country or geographic region suggested by its name. Please disclose in the prospectus, the specific criteria that are used to select investments that meet this standard.

Response: The Fund will add the following to the summary principal strategies section, “The fund generally relies on a classification by Bloomberg or another unaffiliated data provider to determine whether a holding is economically tied to the U.S.” Additionally, the Fund will add the following to the statutory principal strategies:

For purposes of determining whether an instrument is economically tied to the U.S., the fund uses the country assigned to a security by Bloomberg or another unaffiliated data provider. The data providers use various criteria to determine the country to which a security is economically tied. Examples include the following: (1) the country under which the issuer is organized; (2) the location of the issuer’s principal place of business or principal office; (3) where the issuer’s securities are listed or traded principally on an exchange or over-the-counter market; and (4) where the issuer conducts the predominant part of its business activities or derives a significant portion (e.g., at least 50%) of its revenues or profits.

22. Comment: (US High Yield) With respect to the principal investment strategies to use bank loans, please explain and disclose how the fund intends to meet short term liquidity needs which may arise as a result of the lengthy settlement period.

Response: Investments in loans are expected to only be a limited portion of the Fund’s portfolio. Accordingly, other more liquid investments enable the Funds to meet their short term liquidity needs. In addition, the Registrant has implemented a liquidity risk management program pursuant to Rule 22e-4 under 1940 Act that is designed to assess and manage the Fund’s liquidity risk and to anticipate short term liquidity needs. Finally, the Registrant includes the following disclosure in its prospectuses regarding the methods that each Fund typically expects to use to meet redemption requests, in the section, “Meeting Redemption Requests:”

The fund anticipates regularly meeting redemption requests by delivering a combination of in-kind redemptions and cash. The fund reserves the right to pay redemption proceeds to an Authorized Participant entirely or partly in cash.

Cash used for redemptions will be raised from the sale of portfolio assets or may come from existing holdings of cash or cash equivalents. The fund, along with other T. Rowe Price Funds, is a party to an interfund lending exemptive order received from the SEC that permits the T. Rowe Price Funds to borrow money from and/or lend money to other T. Rowe Price Funds to help the funds meet short-term redemptions and liquidity needs. In certain circumstances, the T. Rowe Price Funds may also meet redemption requests through an overdraft of the fund’s account with its custodian. During periods of deteriorating or stressed market conditions, when an increased portion of the fund’s portfolio may be composed of holdings with reduced liquidity or lengthy settlement periods, or during extraordinary or emergency circumstances, the fund may be more likely to pay redemption proceeds with cash obtained through interfund lending or short term borrowing arrangements (if available).

Under normal circumstances, the fund will pay out redemption proceeds to a redeeming Authorized Participant within two days after the Authorized Participant’s redemption request is received, in accordance with the process set forth in the fund’s SAI and in the agreement between the Authorized Participant and the fund’s distributor. However, the fund reserves the right, including under stressed market conditions, to take up to seven days after the receipt of a redemption request to pay an Authorized Participant, as permitted by the Investment Company Act of 1940. With respect to redemptions that include foreign investments, the fund may pay out redemption proceeds or deliver the securities up to 15 days after the receipt of a redemption request.

Accordingly, the Registrant respectfully declines to implement any changes in response to this comment.

23. Comment: (US High Yield) With respect to the principal investment strategies, please supplementally explain how bank loans can be said to be high yield and in accordance with the fund’s 80% policy and the names rule.

Response: Bank loans are rated below investment grade and credit rating agencies generally rate bank loans as below investment grade. Rule 35d-1 does not require that the assets counting toward the 80% policy be a particular security type unless such security type is in the name. Accordingly, bank loans will count towards the Fund’s 80% names rule policy on high yield instruments.

24. Comment: (US High Yield) Under the principal investment strategies, the prospectus states “The fund considers U.S. high yield instruments to include noninvestment-grade bonds, bank loans, and other debt instruments issued by U.S. issuers, as well as bonds denominated in U.S. dollars that are issued by foreign banks and corporations and registered with the SEC for sale in the U.S. (such as Yankee bonds).” Please explain how bonds denominated in U.S. dollars that are foreign issued meet the requirements of an economic tie to the U.S.

Response: The Fund reviews one or more of certain criteria for determining whether a security is economically tied to a country, as presented in Response #21. Whether an instrument is denominated in U.S. dollars would likely not be considered on its own for purposes of determining whether a security is tied to a specific country. “Economically tied to the U.S.” does not require that the issuer be domiciled in the U.S., and may consider other criteria, such as where the issuer’s securities are listed or traded. Also, third-party data providers, such as Bloomberg and the Fund’s benchmark provider, have considered bonds denominated in U.S. dollars and registered with the SEC for sale in the U.S. (such as Yankee bonds) to be economically tied to the U.S. even if the issuer is a foreign bank or corporation.

25. Comment: (US High Yield) Is common stock a part of principal investments? If so, please discuss in principal investment strategies. If not, please remove.

Response: The Registrant will remove the following paragraph regarding common stock:

Common and Preferred Stocks

Stocks represent shares of ownership in a company. Generally, preferred stocks have a specified dividend rate and rank after bonds and before common stocks in their claim on income for dividend payments and on assets should the company be liquidated. After other claims are satisfied, common stockholders participate in company profits on a pro-rata basis and profits may be paid out in dividends or reinvested in the company to help it grow. Increases and decreases in earnings are usually reflected in a company’s stock price, so common stocks generally have the greatest appreciation and depreciation potential of all corporate securities. Unlike common stock, preferred stock does not ordinarily carry voting rights. While most preferred stocks pay a dividend, the fund may decide to purchase preferred stock where the issuer has suspended, or is in danger of suspending, payment of its dividend.

26. Comment: (US High Yield) Under principal risks, it appears that the fund will invest significantly in unrated/distressed debt securities and leveraged loans. Given the liquidity profile of these investments, please explain, as a supplemental response, how the fund determined that its investment strategy is appropriate for the open-end structure. Your response should include information concerning the relevant factors referenced in the adopting release Rule 22e-4 under the ’40 Act. Your response may also include general market data on the types of investments you intend to hold. See Rel. No. 32315 (Oct. 13, 2016) page 154-55 [regarding LRMP]

Response: The Fund does not list unrated/distressed debt securities as a principal investment strategy and does not intend to invest in such securities as a principal investment strategy.

Furthermore, the Fund’s Board of Directors, including a majority of the independent directors, approved a Liquidity Risk Management Program (“LRMP”) in accordance with Rule 22e-4 under the 1940 Act for the Fund. The administrator of the LRMP, the Fund’s Adviser, is responsible for assessing and managing the Fund’s liquidity risk. In so doing – and assessing the Fund’s liquidity risk at least annually – the Adviser considers a number of factors, including whether an investment strategy is appropriate for an open-end fund, the Fund’s investment strategy and liquidity of portfolio investments during both normal and reasonably foreseeable stressed conditions, short-term and long- term cash flow projections for the Fund during both normal and reasonably foreseeable stressed conditions, and the Fund’s holdings of cash and cash equivalents. These factors were evaluated with respect to the Fund’s investment strategy and it was determined that the strategy was appropriate for an open-end fund.

Additionally, in determining that it will be appropriate for an open-ended structure, the Adviser considered the significant experience it has in managing and trading high yield instruments and leveraged loans in an open-end structure. Based on this experience, the Adviser believes such products have demonstrated historical trading liquidity that is appropriate for an open-ended structure. The Fund is also subject to the 15% limitation on illiquid investments. However, the Fund has not begun investment operations and so does not have any specific holdings for which it could provide market data.

27. Comment: (US High Yield) principal investment strategies on ESG. “The Firm integrates environmental, social, and governance (ESG) factors into its investment research process when applicable.” What does “when applicable” mean? Please provide greater specificity as to when and how ESG is factored in.

Response: We have revised our disclosure to clarify when and how ESG factors are considered as follows (additions underlined):

[Prospectus] The Firm integrates environmental, social, and governance (ESG) factors into its investment research process for certain investments ~~when applicable~~. While ESG matters vary widely, we generally consider ESG factors ~~to mean: Environmental or “E” matters,~~ such as climate change, resource depletion, ~~waste, pollution, or deforestations; Social or “S” matters, such as companies’ relationships with their employees and suppliers, including~~ labor standards, diversity, human rights issues, and governance structure and practices ~~and Governance or “G” matters, such as shareholder rights, bribery and corruption, executive pay, and board composition~~. For certain types of investments, including cash, cash equivalents, currency positions, particular types of derivatives, and investments in other investment companies, an ESG analysis may not be relevant or possible due to a lack of data. Where ESG considerations are integrated into the investment research process, we focus on the ESG factors we consider most likely to have a material impact on the performance of the holdings in the fund’s portfolio. We may conclude that other attributes of an investment outweigh ESG considerations when making investment decisions for the fund.

[SAI] The Price Advisers integrate environmental, social, and governance (ESG) factors into their investment research processes for certain funds or portions thereof, with a focus on the ESG factors considered most likely to have a material impact on the performance of the holdings in a fund’s portfolio. The funds’ analysts and portfolio managers have primary responsibility for integrating ESG considerations into investment decisions for applicable investments and are supported by a team of dedicated in-house ESG specialists. The ESG specialists have developed a proprietary research tool to establish a comprehensive process for evaluating ESG factors across applicable investments, including a model that systematically and proactively screens and evaluates the responsible investing profile of companies and other issuers using multiple data sets from internal sources, company reports, and select third-party providers. The evaluation of ESG factors is unique for each asset class based on the relevant ESG characteristics and level of available data, and is highly dependent on the country, industry, company, and management of the investment being analyzed. For certain types of investments, including cash, cash equivalents, currency positions, particular types of derivatives, and investments in other investment companies, ~~However, there are certain asset classes (for example, U.S. Treasury securities and investments in other investment companies)~~ an ESG analysis may not be relevant or possible due to a lack of data. We may conclude that other attributes of an investment outweigh ESG considerations when making investment decisions for a fund.

28. Comment: (US High Yield), please explain why there is no ESG risk.

Response: Consideration of ESG factors is only a part of the adviser’s investment research process, along with many other non-ESG factors considered as part of the adviser’s overall analysis of the quality of an investment. The ESG factors are no more significant than other factors and may not be determinative in deciding to include or exclude any particular investment in the portfolio. The fund is not an ESG-focused or “sustainable” fund and does not seek to invest a certain percentage of its assets in companies that meet specified ESG goals or screen out certain types of investments based solely on ESG factors. We believe adding additional risk disclosure about ESG would result in a more detailed description of ESG factors than other factors and overemphasize the role ESG factors play in the fund’s investment selection process. This overemphasis could lead to investor confusion and may impede informed investment decisions because ESG factors discussed at length does not play a central role in the fund’s strategy. Moreover, we believe that the risks associated with the adviser’s management of the fund, including its security selection process, are covered by the “Active management” risk factor in the Principal Risks section of the prospectus.

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If you have any questions or further comments, please do not hesitate to call the undersigned at 410-577-4847.

/s/Seba Kurian
Seba Kurian
Vice President and Managing Legal Counsel, T. Rowe Price Associates, Inc.